As filed with the Securities and Exchange Commission on October 16, 1996
                                                     Registration No. 333-11215



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                 AMENDMENT NO.1
                                       TO
                                    FORM S-6


                   For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                             ---------------------

A.        EXACT NAME OF TRUST:

          Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II

B.       NAME OF DEPOSITOR:

         Reich & Tang Distributors L.P.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

         Reich & Tang Distributors L.P.
         600 Fifth Avenue
         New York, New York 10020

D.       NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                              COPY OF COMMENTS TO:
         PETER J. DEMARCO                     MICHAEL R. ROSELLA, Esq.
         Reich & Tang Distributors L.P.       Battle Fowler LLP
         600 Fifth Avenue                     75 East 55th Street
         New York, New York 10020             New York, New York 10022
                                              (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

         An indefinite number of Units of Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

         Indefinite

G.       AMOUNT OF FILING FEE:

                  $500 (as required by Rule 24f-2)*

H.       APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

             As soon as practicable after the effective date of the Registration Statement.


         x Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.


-------------------------
*        Previously paid.



C/M:  11939.0009 412672.1

      Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II

                             CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        Under the Securities Act of 1933

                 (Form N-8B-2 Items Required by Instruction as
                         to the Prospectus in Form S-6)


              Form N-8B-2                                              Form S-6
              Item Number                                 Heading in Prospectus



                               I.  Organization And General Information
1.       (a)  Name of trust...............................................   Front cover of Prospectus
         (b)  Title of securities issued..................................   Front cover of Prospectus
2.       Name and address of trustee......................................   The Trustee
3.       Name and address of each depositor...............................   The Sponsor
4.       Name and address of principal underwriters.......................   Distribution of Units
5.       State of organization of trust...................................   Organization
6.       Execution and termination of trust agreement.....................   Trust Agreement, Amendment and Termination
7.       Changes of name..................................................   Not applicable
8.       Fiscal year......................................................   Not applicable
9.       Litigation.......................................................   None
                               II.  General Description of The Trust and Securities of the Trust
10.      (a)  Registered or bearer securities.............................   Certificates
         (b)  Cumulative or distributive securities.......................   Interest and Principal Distributions
         (c)  Redemption..................................................   Trustee Redemption
         (d)  Conversion, transfer, etc...................................   Certificates, Sponsor's Repurchase, Trustee Redemption
         (e)  Periodic payment plan.......................................   Not Applicable
         (f)  Voting rights...............................................   Trust Agreement, Amendment and Termination
         (g)  Notice to certificateholders................................   Records, Portfolio, Substitution of Securities, Trust
                                                                               Agreement, Amendment and Termination, The
                                                                               Sponsor, The Trustee
         (h)  Consents required...........................................   Trust Agreement, Amendment and Termination
         (i)  Other provisions............................................   Tax Status
11.      Type of securities comprising units..............................   Objectives, Portfolio, Portfolio Summary
12.      Certain information regarding periodic payment certificates......   Not Applicable
13.      (a)  Load, fees, expenses, etc...................................   Summary of Essential Information, Public Offering
                                                                               Price, Market for Units, Volume and Other Discounts,
                                                                               Sponsor's Profits, Trust Expenses and Charges
         (b)  Certain information regarding periodic payment
                  certificates............................................   Not Applicable


                                      -i-
C/M:  11939.0009 412672.1



         Form N-8B-2                                                   Form S-6
         Item Number                                      Heading in Prospectus



         (c)  Certain percentages.........................................   Summary of Essential Information, Public Offering
                                                                               Price, Market for Units, Volume and Other Discounts
         (d)  Price differences...........................................   Volume and Other Discounts, Distribution of Units
         (e)  Other loads, fees, expenses.................................   Certificates
         (f)  Certain profits receivable by depositors, principal
                  underwriters, trustee or affiliated persons.............   Sponsor's Profits, Portfolio Summary
         (g)  Ratio of annual charges to income...........................   Not Applicable
14.      Issuance of trust's securities...................................   Organization, Certificates
15.      Receipt and handling of payments from purchasers                    Organization
16.      Acquisition and disposition of underlying securities.............   Organization, Objectives, Portfolio, Portfolio
                                                                               Supervision
17.      Withdrawal or redemption.........................................   Comparison of Public Offering Price, Sponsor's
                                                                               Repurchase Price and Redemption Price, Sponsor's
                                                                               Repurchase, Trustee Redemption
18.      (a)  Receipt, custody and disposition of income..................   Distributions, Dividend and Principal Distributions,
                                                                               Portfolio Supervision
         (b)  Reinvestment of distributions...............................   Not Applicable
         (c)  Reserves or special funds...................................   Dividend and Principal Distributions
         (d)  Schedule of distributions...................................   Not Applicable
19.      Records, accounts and reports....................................   Records
20.      Certain miscellaneous provisions of trust agreement
         (a)  Amendment...................................................   Trust Agreement, Amendment and Termination
         (b)  Termination.................................................   Trust Agreement, Amendment and Termination
         (c)  and (d) Trustee, removal and successor......................   The Trustee
         (e)  and (f) Depositor, removal and successor....................   The Sponsor
21.      Loans to security holders........................................   Not Applicable
22.      Limitations on liability.........................................   The Sponsor, The Trustee, The Evaluator
23.      Bonding arrangements.............................................   Part II - Item A
24.      Other material provisions of trust agreement.....................   Not Applicable
                                    III.  Organization, Personnel and Affiliated Persons of Depositor
25.      Organization of depositor........................................   The Sponsor
26.      Fees received by depositor.......................................   Not Applicable
27.      Business of depositor............................................   The Sponsor
28.      Certain information as to officials and affiliated persons of
            depositor.....................................................   Not Applicable
29.      Voting securities of depositor...................................   Not Applicable
30.      Persons controlling depositor....................................   Not Applicable
31.      Payments by depositor for certain services
                  rendered to trust.......................................   Not Applicable


                                      -ii-
C/M:  11939.0009 412672.1



         Form N-8B-2                                                            Form S-6
         Item Number                                                      Heading in Prospectus


32.      Payments by depositor for certain other services
            rendered to trust.............................................   Not Applicable
33.      Remuneration of employees of depositor for certain services
            rendered to trust.............................................   Not Applicable
34.      Remuneration of other persons for certain services
            rendered to trust.............................................   Not Applicable
                                             IV.  Distribution and Redemption of Securities
35.      Distribution of trust's securities by states.....................   Distribution of Units
36.      Suspension of sales of trust's securities........................   Not Applicable
37.      Revocation of authority to distribute............................   None
38.      (a)  Method of distribution......................................   Distribution of Units
         (b)  Underwriting agreements.....................................   Distribution of Units
         (c)  Selling agreements..........................................   Distribution of Units
39.      (a)  Organization of principal underwriters......................   The Sponsor
         (b)  N.A.S.D. membership of principal underwriters...............   The Sponsor
40.      Certain fees received by principal underwriters..................   The Sponsor
41.      (a)  Business of principal underwriters..........................   The Sponsor
         (b)  Branch offices of principal underwriters....................   The Sponsor
         (c)  Salesmen of principal underwriters..........................   The Sponsor
42.      Ownership of trust's securities by certain persons...............   Not Applicable
43.      Certain brokerage commissions received by
                  principal underwriters..................................   Not Applicable
44.      (a)  Method of valuation.........................................   Summary of Essential Information, Market for
                                                                               Units,Offering Price, Accrued Interest, Volume and
                                                                               Other Discounts, Distribution of Units, Comparison of
                                                                               Public Offering Price, Sponsor's Repurchase Price and
                                                                               Redemption Price, Sponsor's Repurchase, Trustee
                                                                               Redemption
         (b)  Schedule as to offering price...............................   Summary of Essential Information
         (c)  Variation in offering price to certain persons..............   Distribution of Units, Volume and Other Discounts
45.      Suspension of redemption rights..................................   Not Applicable
46.      (a)  Redemption valuation........................................   Comparison of Public Offering Price, Sponsor's
                                                                               Repurchase Price and Redemption Price, Redemption
                                                                               Price, and Trustee Redemption
         (b)  Schedule as to redemption price.............................   Summary of Essential Information
47.      Maintenance of position in underlying securities.................   Comparison of Public Offering Price, Sponsor's
                                                                               Repurchase Price and Redemption Price, Sponsor's
                                                                               Repurchase, Trustee Redemption
                                           V.  Information Concerning the Trustee or Custodian
48.      Organization and regulation of trustee...........................   The Trustee


                                     -iii-
C/M:  11939.0009 412672.1




49.      Fees and expenses of trustee.....................................   Trust Expenses and Charges
50.      Trustee's lien...................................................   Trust Expenses and Charges
                                     VI.  Information Concerning Insurance of Holders of Securities
51.      Insurance of holders of trust's securities.......................   None
                                                       VII.  Policy of Registrant
52.      (a)  Provisions of trust agreement with respect to selection or
                  elimination of underlying securities....................   Objectives, Portfolio, Portfolio Supervision,
                                                                               Substitution of Securities
         (b)  Transactions involving elimination of underlying
                  securities..............................................   Not Applicable
         (c)  Policy regarding substitution or elimination of underlying
                  securities..............................................   Submission of Securities
         (d)  Fundamental policy not otherwise covered....................   Not Applicable
53.      Tax status of trust..............................................   Tax Status
                                              VIII.  Financial and Statistical Information
54.      Trust's securities during last ten years.........................   Not Applicable
55.      Hypothetical account for issuers of periodic payment plans.......   Not Applicable
56.      Certain information regarding periodic payment certificates......   Not Applicable
57.      Certain information regarding periodic payment plans.............   Not Applicable
58.      Certain other information regarding
                  periodic payment plans..................................   Not Applicable
59.      Financial statements (Instruction 1(c) to Form S-6)..............   Statement of Financial Condition



                                      -iv-
C/M:  11939.0009 412672.1

     INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES(R) TRUST II



                            EQUITY SECURITIES TRUST
                                    SERIES 9
 SIGNATURE SERIES, INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES(R)
                                    TRUST II

The Trust is a unit investment trust designated Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II (the "Trust"). The Sponsor is Reich & Tang Distributors L.P. The objective of the Trust is to seek to achieve capital appreciation. Neither the Sponsor nor the Portfolio Consultant can give assurance that the Trust's objective can be achieved. The Trust contains an underlying portfolio consisting primarily of common stock, and contracts and funds for the purchase of such securities (collectively, the "Securities"), which have been purchased by the Trust based upon the recommendations of the portfolio consultant, I.I. Strategic Consultants, Inc. (the "Portfolio Consultant"). The Trust is concentrated in the equity securities of technology and science companies located within the United States. The Trust will terminate approximately one year after the Initial Date of Deposit. It is not expected that there will be distributions of dividends paid with respect to Units of the Trust. (See "Rights of Certificateholders--Distributions" in Part B.) Minimum Purchase: 100 Units


This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.








    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


                    PROSPECTUS PART A DATED OCTOBER 16, 1996



C/M  11939.0009 398390.1

SUMMARY OF ESSENTIAL INFORMATION AS OF OCTOBER 15, 1996:*


DATE OF DEPOSIT: October 16, 1996                                MINIMUM VALUE OF TRUST: The Trust may be
AGGREGATE VALUE OF SECURITIES..................  $200,601           terminated if the value of the Trust is less than 40% of
AGGREGATE VALUE OF SECURITIES                                       the aggregate value of the Securities at the completion
   PER 100 UNITS...............................  $970.50            of the Deposit Period.
NUMBER OF UNITS................................  20,670          MANDATORY TERMINATION DATE: The earlier of
FRACTIONAL UNDIVIDED INTEREST IN                                    December 15, 1997 or the disposition of the last
   TRUST.......................................  1/20,670           Security in the Trust.
PUBLIC OFFERING PRICE+                                           TRUSTEE: The Chase Manhattan Bank.
   Aggregate Value of Securities in                              TRUSTEE'S ANNUAL FEE: $.90 per 100 Units
      Trust....................................  $200,601           outstanding
   Divided By 20,670 Units (times 100).........  $970.50         ESTIMATED ANNUAL ORGANIZATIONAL
   Plus Sales Charge of 2.95% of Public                             EXPENSES**: $.57 per 100 Units
      Offering Price per 100 Units.............  $29.50          ESTIMATED OFFERING COSTS**: $.43 per 100
   Public Offering Price per 100 Units++.......  $1,000.00          Units
SPONSOR'S REPURCHASE PRICE AND                                   PORTFOLIO CONSULTANT: I.I. Strategic
   REDEMPTION PRICE PER                                             Consultants, Inc.
   100 UNITS+++................................  $970.50         OTHER ANNUAL FEES AND EXPENSES: $.17 per
EXCESS OF PUBLIC OFFERING PRICE                                     100 Units outstanding
   OVER REDEMPTION PRICE PER                                     SPONSOR: Reich & Tang Distributors L.P.
   100 UNITS...................................  $29.50          SPONSOR'S ANNUAL SUPERVISORY FEE:
EVALUATION TIME: 4:00 p.m. New York Time.                           Maximum of $.25 per 100 Units outstanding (see
MINIMUM INCOME OR PRINCIPAL                                         "Trust Expenses and Charges" in Part B).
   DISTRIBUTION:  $1.00 per 100 Units                            RECORD DATE: First day of the last month of each
LIQUIDATION PERIOD:  Beginning 60 days prior to                     quarter.
   the Mandatory Termination Date.                               ROLLOVER NOTIFICATION DATE***:
                                                                    September 26, 1997 or another date as determined by the
                                                                    Sponsor.


------------------
     * The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.

    ** Although historically the sponsors of unit investment trusts ("UITs") have paid all the costs of establishing such UITs, this Trust (and therefore the Certificateholders) will bear all or a portion of its organizational costs. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and the closing documents; and the initial audit of the Trust. Total organizational expenses will be amortized over the life of the Trust. Offering costs, including the costs of registering securities with the Securities and Exchange Commission and the states, will be amortized over the term of the initial offering period, which may be between 30 and 90 days. See "Trust Expenses" in Part B. Assumes the Trust will reach a size of 2,500,000 Units as estimated by the Sponsor; Organizational expenses and offering costs per 100 Units will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Organizational Expenses and Offering Costs per 100 Units will be higher.
   *** If a Certificateholder ("Rollover Certificateholder") so specifies prior to the Rollover Notification Date, the Rollover Certificateholder's terminating distribution will be reinvested as received in an available series of the Equity Securities Trust, if offered (see "Trust Administration - Trust Termination").

     +     Per 100 Units.
    ++ On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.
   +++ Any redemptions of over 2,500 Units may, upon request by a redeeming Certificateholder, be made in kind. The Trustee will forward the distributed securities to the Certificateholder's bank or broker-dealer account at The Depository Trust Company in book-entry form. See "Liquidity--Trustee Redemption" in Part B.




                                      A-2
C/M  11939.0009 398390.1

DESCRIPTION OF PORTFOLIO:



Number of Issues:  49 (49 issuers)                                Computer - Network.....................................4.10%
Percent of Issues represented by the Sponsor's contracts to       Electronics............................................4.13%
purchase: 100%                                                    Food Manufacturer......................................2.03%
Expected settlement date: October 21, 1996                        Footwear...............................................2.07%
(NYSE 14.21%; AMEX 2.02%;                                         Healthcare Equipment...................................2.04%
Over the Counter 83.77%)                                          Healthcare Facility....................................2.01%
Percent of Issues representing Restricted Securities:  0%         Miscellaneous Goods....................................6.14%
Percent of Issues by Industry*:                                   Office Supplies........................................2.08%
Advertising Agency........................................2.05%   Oil Services...........................................6.09%
Agriculture - Crops.......................................2.03%   Photo Equipment........................................2.02%
Bio-Technology - Drugs....................................4.08%   Retail - Apparel.......................................2.02%
Building - Fixtures.......................................2.00%   Semiconductor.........................................14.29%
Building - Machinery......................................2.08%   Software...............................................8.17%
Business Services........................................12.24%   Utility.............................................   2.06%
Car Parts.................................................2.01%                                                       --------
Computer Equipment........................................8.03%                                                        100.00%
Computers.................................................2.06%                                                        =======
Computer Services ........................................4.17%


-----------------------------
* A trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the aggregate face amount of the portfolio.


PUBLIC OFFERING PRICE. The Public Offering Price per 100 Units of the Trust is equal to the aggregate value of the underlying Securities (the price at which they could be directly purchased by the public assuming they were available) in the Trust divided by the number of Units outstanding times 100 plus a sales charge of 2.95% of the Public Offering Price per 100 Units or 3.04% of the net amount invested in Securities per 100 Units. The price of a single Unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 Units by 100 and multiplying by the number of Units. Any cash held by the Trust will be added to the Public Offering Price. For additional information regarding the Public Offering Price, repurchase and redemption of Units and other essential information regarding the Trust, see the "Summary of Essential Information." During the initial offering period orders involving at least 10,000 Units will be entitled to a volume discount from the Public Offering
Price. The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and the price to be paid by each investor will be computed as of the date the Units are purchased. (See "Public Offering" in Part B.)


DISTRIBUTIONS. It is not expected that there will be distributions of dividends paid with respect to Units of the Trust. Dividend distributions, if any, will be made on the fifteenth day of the last month of each quarter (the "Quarterly Distribution Date") to all Certificateholders of record on the first day of the last month of each quarter (the "Record Date"). The final distribution will be made within a reasonable period of time after the termination of the Trust. Certificateholders may elect to automatically reinvest distributions (other than the final distribution in connection with the termination of the Trust) into additional Units of a Trust, which will not be subject to a sales charge. (See "Rights of Certificateholders--Distributions" in Part B.)

MARKET FOR UNITS. The Sponsor, although not obligated to do so, intends to maintain a secondary market for the Units and to continuously offer to repurchase the Units of the Trust both during and after the initial public offering. The secondary market repurchase price will be based on the market value of the Securities in the Trust portfolio and will be the same as the redemption price. (See "Liquidity--Sponsor Repurchase" for a description on how the secondary market repurchase price will be determined.) If a market is not maintained a Certificateholder will be able to redeem his Units with the Trustee (see "Liquidity--Trustee Redemption" in Part B). As a result, the existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.


                                      A-3
C/M  11939.0009 398390.1

TERMINATION. During the 60 day period prior to the Mandatory Termination Date (the "Liquidation Period"), Securities will begin to be sold in connection with the termination of the Trust and all Securities will be sold or distributed by the Mandatory Termination Date. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such sales in accordance with applicable law. The Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. The Sponsor will attempt to sell the Securities as quickly as it can during the Liquidation Period without, in its judgment, materially adversely affecting the market price of the Securities, but all of the Securities will in any event be disposed of by the end of the Liquidation Period. The Sponsor does not anticipate that the period will be longer than 60 days, and it could be as short as one day, depending on the liquidity of the Securities being sold.


Certificateholders may elect one of the three options in receiving their terminating distributions: (1) to receive their pro rata share of the underlying Securities in-kind, if they own at least 2,500 Units, (2) to receive cash upon the liquidation of their pro rata share of the underlying Securities or (3) to invest the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered) at a reduced sales charge. See "Trust Administration--Trust Termination" in Part B for a description of how to select a termination distribution option. Certificateholders who have not chosen to receive distributions-in-kind will be at risk to the extent that Securities are not sold; for this reason the Sponsor will be inclined to sell the Securities in as short a period as it can without materially adversely affecting the price of the Securities. Certificateholders should consult their own tax advisers in this regard.


RISK CONSIDERATIONS. An investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in the Securities including for common stocks, the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). The technology, technology-related and science industries may be subject to greater governmental regulation and companies in these industries may be subject to risks of developing technologies and competitive pressures, all of which may have a material adverse effect on these industries. Additionally, investors should consider the greater risk of the Trust's concentration versus the safety that comes with a less concentrated portfolio and should compare returns available on more diversified portfolios before making an investment decision. The portfolio of the Trust is fixed and not "managed" by the Sponsor or the Portfolio Consultant. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or to meet redemptions, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The Sponsor cannot give any assurance that the business and investment objectives of the issuers of the Securities will correspond with or in any way meet the limited term objective of the Trust. (See "Risk Considerations" in Part B of this Prospectus.)


UNDERWRITING. Reich & Tang Distributors L.P., 600 Fifth Avenue, New York, New York 10020, will act as Underwriter for all of the Units of Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II. The Underwriter will distribute Units through various broker-dealers, banks and/or other eligible participants (see "Public Offering--Distribution of Units" in Part B).



                                      A-4
C/M  11939.0009 398390.1




                                                  EQUITY SECURITIES TRUST
                                                         SERIES 9
                                                     SIGNATURE SERIES
                           INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES (R) TRUST II

                       STATEMENT OF FINANCIAL CONDITION AS OF OPENING OF BUSINESS, OCTOBER 16, 1996

                                                          ASSETS


Investment in Securities--Sponsor's Contracts to Purchase
      Underlying Securities Backed by Letter of Credit (cost $200,601) (Note 1).........................   $200,601
Organizational Costs(2).................................................................................   14,250
Offering Costs(3).......................................................................................              10,750
                                                                                                           -----------------
Total...................................................................................................           $225,601
                                                                                                           ================


                                        LIABILITIES AND INTEREST OF CERTIFICATEHOLDERS
Accrued Liabilities (2 and 3)...........................................................................   $ 25,000
Interest of Certificateholders - Units of Fractional
      Undivided Interest Outstanding (Series 9:  20,670 Units)..........................................             200,601
                                                                                                           -----------------
Total...................................................................................................           $225,601
                                                                                                           ================
Net Asset Value Per Unit                                                                                            $    9.71
                                                                                                           ------------------


-------------------------
Notes to Statement:

      (1) Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The Trust, sponsored by Reich & Tang Distributors L.P. (the "Sponsor"), was created to provide investors with the opportunity to achieve capital appreciation through investment in common stock of technology and science companies. On October 16, 1996, the "Date of Deposit", Portfolio Deposits were received by The Chase Manhattan Bank, the Trust's Trustee, in the form of executed securities transactions, in exchange for 20,670 units of the Trust. An irrevocable letter of credit issued by The Bank of Boston in an aggregate amount of $1,200,000 has been deposited with the Trustee to cover the purchases of such Securities as well as any outstanding purchases of a previously-sponsored unit investment trust of the Sponsor. Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on October 15, 1996. The Trust will terminate on December 15, 1997 or earlier under certain circumstances as further described in the Prospectus.

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

      (2) Organizational costs incurred by the Trust have been deferred and will be amortized on a straight line basis over the life of the Trust. The Trust will reimburse the Sponsor for actual organizational costs incurred.

      (3) Offering costs incurred by the Trust will be charged to capital no later than the close of the period during which Units of the Trust are first sold to the public.


                                      A-5
C/M  11939.0009 398390.1


                                                  EQUITY SECURITIES TRUST
                                                         SERIES 9
                                                     SIGNATURE SERIES
                            INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES(R) TRUST II

                                                         PORTFOLIO

                                        AS OF OPENING OF BUSINESS, OCTOBER 16, 1996




                                               Number of                                                  Market       Cost of Sec.
                                   Portfolio   Securities                                Percentage     Value Per          to the
                                      No.      (Shs./Princ.)   Name of Issuer (2)       of Trust (1)      Share          Trust(3)
                                     -----     -------------   ------------------       ------------     -------         --------


Advertising Agency        2.05%

                                          1         185 Shs.  CKS Group, Inc.              2.05%        $22.25            $4,116
                                                                                                                          ------

                                                                                                                           4,116

Agriculture - Crops       2.03%

                                          2         105       DEKALB Genetics Corp.        2.03          38.75             4,069
                                                                                                                           -----

                                                                                                                           4,069

Bio-Technology - Drugs    4.08%

                                                              Bio-Technology General
                                          3         588       Corp.                        2.05           7.00             4,116

                                          4         209       Curative Technologies, Inc.  2.03          19.50             4,075
                                                                                                                           -----

                                                                                                                           8,191

Building - Fixtures       2.00%

                                          5         279       Lone Star Technologies, Inc. 2.00          14.375            4,011
                                                                                                                           -----

                                                                                                                           4,011

Building - Machinery      2.08%

                                          6         272       JLG Industries, Inc.         2.08          15.375            4,182
                                                                                                                           -----

                                                                                                                           4,182

Business Services        12.24%

                                                              ATC Communications Group,
                                          7         206       Inc.                         2.07          20.125            4,146

                                          8         173       COREStaff, Inc.              2.04          23.625            4,087

                                          9         212       Employee Solutions, Inc.     2.03          19.250            4,081

                                                              Horizon Mental Health
                                         10         152       Management, Inc.             2.07          27.250            4,142

                                         11         233       Mecklermedia Corp.           2.00          17.250            4,019

                                                              Pharmaceutical Product
                                         12         163       Development, Inc.            2.03          25.000            4,075
                                                                                                                           -----

                                                                                                                          24,550

Car Parts                 2.01%

                                         13         170       Arvin Industries, Inc.       2.01          23.750            4,037
                                                                                                                           -----

                                                                                                                           4,037


                                      A-6
C/M  11939.0009 398390.1



                                                  EQUITY SECURITIES TRUST
                                                         SERIES 9
                                                     SIGNATURE SERIES
                            INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES(R) TRUST II

                                                         PORTFOLIO

                                        AS OF OPENING OF BUSINESS, OCTOBER 16, 1996

                                               Number of                                                    Market     Cost of Sec.
                                   Portfolio   Securities                                   Percentage     Value Per    to the
                                      No.      (Shs./Princ.)   Name of Issuer (2)          of Trust (1)      Share      Trust(3)
                                     -----     -------------   ------------------          ------------     -------     --------

Computer Equipment        8.03%

                                      14           84 Shs.     C-Cube Microsystems, Inc.        2.03%      $48.500        $4,074

                                      15          107          Davox Corp.                      2.03        38.000         4,066

                                      16           64          DSP Communications, Inc.         1.99        62.500         4,000

                                      17           51          U.S. Robotics Corp.              1.98        78.000         3,978
                                                                                                                           -----

                                                                                                                          16,118

Computers                 2.06%

                                                               Advanced Logic Research,
                                      18          480          Inc.                             2.06         8.625         4,140
                                                                                                                           -----

                                                                                                                           4,140

Computer Services         4.17%

                                      19          102          The BISYS Group, Inc.            2.03        40.000         4,080

                                      20          141          Verilink Corp.                   2.14        30.500         4,300
                                                                                                                           -----

                                                                                                                           8,380

Computer - Network        4.10%

                                      21           85          Sapient Corp.                    2.02        47.75          4,059

                                                               Wandel & Goltermann
                                      22          196          Technologies, Inc.               2.08        21.25          4,165
                                                                                                                           -----

                                                                                                                           8,224

Electronics               4.13%

                                      23          122          HADCO Corp.                      2.08        34.125         4,163

                                      24          190          Jabil Circuit, Inc.              2.05        21.625         4,109
                                                                                                                           -----

                                                                                                                           8,272

Food Manufacturer         2.03%

                                      25          347          UniMark Group, Inc.              2.03        11.750         4,077
                                                                                                                           -----

                                                                                                                           4,077

Footwear                  2.07%

                                      26          226          Vans, Inc.                       2.07        18.375         4,153
                                                                                                                           -----


                                                                                                                           4,153

                                      A-7
C/M  11939.0009 398390.1



                                                  EQUITY SECURITIES TRUST
                                                         SERIES 9
                                                     SIGNATURE SERIES
                            INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES(R) TRUST II

                                                         PORTFOLIO

                                        AS OF OPENING OF BUSINESS, OCTOBER 16, 1996



                                               Number of                                                    Market     Cost of Sec.
                                   Portfolio   Securities                                   Percentage     Value Per    to the
                                      No.      (Shs./Princ.)   Name of Issuer (2)          of Trust (1)      Share      Trust(3)
                                     -----     -------------   ------------------          ------------     -------     --------

Healthcare Equipment      2.04%

                                                               Arterial Vascular
                                      27          152 Shs.     Engineering, Inc.                2.04%        $26.875       $4,085
                                                                                                                           ------

                                                                                                                            4,085

Healthcare Facility       2.01%

                                                               FPA Medical Management,
                                      28          158          Inc.                             2.01          25.500        4,029
                                                                                                                            -----

                                                                                                                            4,029

Miscellaneous Goods       6.14%

                                      29          107          Gleason Corp.                    2.05          38.375        4,106

                                      30          302          Nortek, Inc.                     2.05          13.625        4,115

                                      31          180          Robbins & Myers, Inc.            2.04          22.750        4,095
                                                                                                                            -----

                                                                                                                           12,316

Office Supplies           2.08%

                                      32          384          Data Documents, Inc.             2.08          10.875        4,176
                                                                                                                            -----

                                                                                                                            4,176

Oil Services              6.09%

                                      33          111          ENSCO International, Inc.        2.04          36.875        4,093

                                      34          231          Global Marine, Inc.              2.03          17.625        4,071

                                      35          157          Swift Energy Co.                 2.02          25.750        4,043
                                                                                                                            -----

                                                                                                                           12,207

Photo Equipment           2.02%

                                      36          247          Ballantyne of Omaha, Inc.        2.02          16.375        4,045
                                                                                                                            -----

                                                                                                                            4,045

Retail - Apparel          2.02%

                                      37           99          The TJX Companies, Inc.          2.02          40.875        4,047
                                                                                                                            -----

                                                                                                                            4,047


                                      A-8
C/M  11939.0009 398390.1



                                                  EQUITY SECURITIES TRUST
                                                         SERIES 9
                                                     SIGNATURE SERIES
                            INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES(R) TRUST II

                                                         PORTFOLIO

                                        AS OF OPENING OF BUSINESS, OCTOBER 16, 1996



                                               Number of                                                    Market     Cost of Sec.
                                   Portfolio   Securities                                   Percentage     Value Per    to the
                                      No.      (Shs./Princ.)   Name of Issuer (2)          of Trust (1)      Share      Trust(3)
                                     -----     -------------   ------------------          ------------     -------     --------

Semiconductor             14.29%

                                      38         203 Shs.   Chips & Technologies, Inc.          2.00%       $19.750       $4,009

                                                            Level One Communications,
                                      39         125        Inc.                                2.03         32.500        4,063

                                      40         228        Silicon Valley Group, Inc.          1.99         17.500        3,990

                                      41         241        SpeedFam International, Inc.        2.07         17.250        4,157

                                      42         167        TriQuint Semiconductor, Inc.        2.10         25.250        4,217

                                      43          98        Vitesse Semiconductor Corp.         2.05         42.000        4,116

                                      44         206        Zoran Corp.                         2.05         20.000        4,120
                                                                                                                           -----

                                                                                                                          28,672

Software                   8.17%

                                      45         310        Activision, Inc.                    2.07         13.375        4,146

                                      46         103        CIBER, Inc.                         2.03         39.500        4,069

                                      47         170        Engineering Animation, Inc.         2.03         24.000        4,080

                                      48          90        Veritas Software Corp.              2.04         45.375        4,084
                                                                                                                           -----

                                                                                                                          16,379

Utility                    2.06%

                                      49         375        York Research Corp.                 2.06         11.000        4,125
                                                                                                                           -----

                                                                                                                           4,125



                                                            Total Investment in Securities    100.00%                   $200,601
                                                                                              =======                   ========



                             FOOTNOTES TO PORTFOLIO

(1)  Based on the cost of the Securities to the Trust.

(2) Contracts to purchase the Securities were entered into on October 15, 1996. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be October 21, 1996.

(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsor's Purchase Price is $201,615. The Sponsor's Loss on the Initial Date of Deposit is $1,014.

The accompanying notes form an integral part of the Financial Statements.

                                      A-9
C/M  11939.0009 398390.1

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustee and Certificateholders,
      Equity Securities Trust, Series 9,
      Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II

      In our opinion, the accompanying Statement of Financial Condition, including the Portfolio, presents fairly, in all material respects, the financial position of Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II (the "Trust") at opening of business, October 16, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Trust's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of the contracts for the securities at opening of business, October 16, 1996, by correspondence with the Sponsor, provides a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York
October 16, 1996

                                      A-10
C/M  11939.0009 398390.1

ABOUT THE TRUST


      Individual Investor's America's Fastest Growing Companies(R) Trust II is the second in a series of unit investment trusts designed to take part in many of the most compelling segments of the U.S. economy: vibrant companies operating across a range of industries, having shown earnings growth far above the corporate norm, as measured by the Standard & Poor's 500 index.

      Over the past 70 years, high-quality growth stocks have significantly outperformed all other stocks* as measured by the Ibbotson Associates Small Company Stock Index, according to a study by Ibbotson Associates for the period ending December 1995.** (Past performance is no guarantee of future results.)

      The AFGC Trust II is a unique vehicle designed for investors interested in a broad-based group of growth stocks, recommended for their quality by the portfolio consultant, and held for a one-year time horizon. The Trust will contain equity holdings, identified by I.I. Strategic Consultants, Inc., as having extraordinary potential for rapid earnings expansion.


INVESTMENT OBJECTIVE


      Individual Investor's America's Fastest Growing Companies(R) Trust II seeks capital appreciation over the year-long life of the Trust. There can be no assurance that this objective will be realized.


THE SELECTION PROCESS

      The stocks making up the AFGC Trust II are first subject to a rigorous analytical process, which centers around a proprietary research model called the Individual Investor Power Rating system.

      To compile the index, the portfolio consultant's experienced analysts have scoured the universe of U.S. public companies to find those firms whose earnings are growing faster than all others.

      An initial screen of companies identifies firms showing consistent quarterly earnings growth in excess of 100%. All the stocks on the list have total market capitalizations above $100 million. They also meet certain liquidity parameters of daily trading volume.

      From there, the research process incorporates a dozen different parameters. These range from a pattern of buying by corporate insiders, to historical earnings records, to projected future profitability, to balance sheet strength, such as debt-to-equity figures and ratios of current assets to current liabilities.

      After paring the list down in this manner, the investment experts at Individual Investor assess the finalists against each other, to determine the relative financial merits of each. The ultimate components of the Trust--the select group of firms explosive enough to be called America's Fastest Growing Companies--are drawn from this final analysis.

I.I. STRATEGIC CONSULTANTS

      The portfolio consultant to the AFGC Trust II is I.I. Strategic Consultants, Inc., a wholly owned subsidiary of Individual Investor Group, Inc., publishers of Individual Investor magazine. The consultant is charged with identifying and recommending the securities that comprise the Trust.

      Individual Investor is a monthly investment magazine whose editorial mission emphasizes results-oriented investment content. The investment ideas profiled in the magazine are generated by an experienced team of securities analysts employing rigorous methods of financial analysis.

      The research is performed by a ten-person staff of securities analysts, under the direction of Jonathan Steinberg, chairman and chief executive of Individual Investor Group, Inc. A nationally recognized expert on small-company growth
--------


*     All stocks listed on NYSE, AMEX or OTC.

** The Ibbotson study is based on historical data of the returns from various stocks, government and corporate bonds, U.S. Treasury bills and consumer goods (as adjusted for inflation).

C/M  11939.0009 398390.1
stocks, Mr. Steinberg is the six-time winner since January 1990 of one of Wall Street's most prestigious biannual stock-selection contests known as the Dart Contest, as featured in the "Your Money Matters" column of the Wall Street Journal.


      As a group, the research team boasts approximately 60 years of experience at such firms as Morgan Stanley, Standard & Poor's, Bear Stearns, American International Group, Smith Barney, and Bank Julius Baer.

      In constructing the Trust's portfolio, I.I. Strategic Consultants, Inc. has focused on small- to mid-sized companies having shown exceptionally rapid earnings growth. The companies operate in a wide variety of industries.

FEATURES, OBJECTIVES, AND INVESTMENT BENEFITS


o     Opportunity for Capital Growth


o     Portfolio diversification

o     Professional stock selection

o     Liquidity of investment

o     Convenience

o     Low minimum investment

o     Options at termination

RISK CONSIDERATIONS

      Since the Trust consists of common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus in the value of the Units. Also, when redeemed, Units may be worth more or less than the original cost.)


      Investing in small-capitalization stocks ("small-cap companies") may involve greater risk than investing in medium- and large-capitalization stocks, since they can be subject to more abrupt or erratic movements. Small capitalization companies are those with market capitalizations of $750 million or less at the time of the Trust's investment. Many small-cap companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of small-cap companies is relatively higher than larger, older, and more mature companies.



C/M  11939.0009 398390.1

                            EQUITY SECURITIES TRUST
                           SERIES 9, SIGNATURE SERIES
     INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES (R) TRUST II



                               PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                       DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                   THE TRUST


      ORGANIZATION. Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, among Reich & Tang Distributors L.P., as Sponsor, and The Chase Manhattan Bank, as Trustee.


      On the Initial Date of Deposit, the Sponsor deposited with the Trustee common stock, including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the Certificates evidencing the ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust--Substitution of Securities." The Sponsor may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Certificateholders. See "Trust Administration Portfolio--Supervision."

      As of the Initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities of the Trust in the ratio of one hundred Units for the indicated amount of the aggregate market value of the Securities initially deposited in the Trust as is set forth in the "Summary of Essential Information". As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Certificateholders, which may include the Sponsor, or until the termination of the Trust Agreement.

      DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsor may deposit additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which may result in a potential increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. The composition of the Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other

                                      B-1
C/M  11939.0009 398390.1
distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Certificateholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in the Trust Portfolio. Substitute Securities may be acquired under specified conditions when
Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below).


      OBJECTIVE. The objective of the Trust is to seek to achieve capital appreciation. The Trust seeks to achieve this objective by investing primarily in a portfolio of equity securities selected by the Trust's Portfolio Consultant, consisting of common stocks of domestic issuers, and contracts to purchase such Securities, which the Portfolio Consultant believes will enable the Trust to achieve its objective. All of the Securities in the Trust are listed on the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers Automated Quotations ("NASDAQ") National Quotation Market System and are generally followed by independent investment research firms. See "Summary of Essential Information" for the percentages of Securities in the Trust portfolio that are listed on particular exchanges or that are Restricted Securities, if any (see "Risk Considerations--Liquidity"). There is no minimum capitalization for the selection of Securities for the Trust's portfolio. The market trading activity of a Security may be a factor in its selection for the Trust's portfolio. There can be no assurance that the Trust's investment objective can be achieved.

      THE SECURITIES. In identifying the Securities for the Trust, the Portfolio Consultant has identified stocks from its 1996 list of America's Fastest Growing Companies(R) ("AFGC"). The parameters for inclusion on the AFGC list are rigid, centered around a proprietary ranking system called the II Power Rating. To compile the index, the Portfolio Consultant's research team first extensively analyzed all of the stocks appearing on the AFGC list in the past twelve months. In order to appear on that list, a company must: (i) post earnings growth of 100% or more; (ii) show positive revenue comparisons; and
(iii) have at least $0.05 per share in earnings. The resulting list was further narrowed down by applying a number of additional fundamental and subjective criteria, ranging from revenue growth to cash flow analysis. The Portfolio Consultant then applied its twelve Power Rating criteria to the remaining companies. The rankings are based on the following criteria: three- and one-year revenue growth; three- and one-year net income growth; balance sheet strength; return on shareholders' equity; return on assets; the ratio of a company's current price-earnings multiple to its projected earnings growth rate; cash flows; price-sales multiples; debt-equity ratios; and operating profit margins. Finally, the strongest remaining companies in the Power Rating were judged against each other in order to determine their relative strength.


      All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

      SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust. In addition, the Sponsor, at its option, is authorized under the Trust Agreement to direct the Trustee to reinvest in Substitute Securities the proceeds of the sale of any of the Securities only if such sale was due to unusual circumstances as set forth under "Trust Administration--Portfolio Supervision."

      The Substitute Securities must be purchased within 20 days after the sale of the portfolio Security or delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, (i) the purchase price may not exceed the purchase price of the Failed Securities and (ii) the Substitute Securities must be substantially similar to the Failed Securities. Where the Sponsor purchases Substitute Securities in order to replace Securities it sold, the Sponsor will endeavor to select Securities which are equity securities that possess characteristics that are consistent with the objective of the Trust as set forth above. Such selection may include or be limited to Securities previously included in the portfolio of the Trust. No assurance can be given that the Trust will retain its present size and composition for any length of time.

      The Trustee shall notify all Certificateholders of the acquisition of the Substitute Security, within five days thereafter, and the Trustee shall, on the next Quarterly Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security plus accrued interest, if any. In the event no reinvestment is made, the proceeds of the sale of Securities will be distributed to Certificateholders as set forth under "Rights of Certificateholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to

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be refunded  the sales charge  attributable  to such Failed  Securities  to all
Certificateholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Quarterly Distribution Date. The proceeds from the sale of a Security or the exercise of any redemption or call provision will be distributed to Certificateholders except to the extent
such proceeds are   applied   to   meet   redemptions   of   Units.    (See
"Liquidity--Trustee Redemption.")

                              RISK CONSIDERATIONS

      FIXED PORTFOLIO. The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated during a 60 day period at the termination of the one-year life of the Trust. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. However, the Sponsor may direct the disposition by the Trustee of Securities upon the occurrence of certain events. Some of the Securities in the Trust may also be owned by other clients of the Sponsor, the Portfolio Consultant and their affiliates. However, because these clients may have differing investment objectives, the Sponsor or the Portfolio Consultant may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. (See "Trust Administration--Portfolio Supervision" below.) Further, a security may be removed from the AFGC list but remain in the Trust's portfolio. Potential investors also should be aware that the Portfolio Consultant may change its views as to the investment merits of any of the Securities during the life of the Trust and therefore should consult their own financial advisers with regard to a purchase of Units. (See "Trust Administration--Portfolio Supervision.")


      ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor may deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Certificateholder's Units and the Income per Unit received by the Trust. In particular, Certificateholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.


      COMMON STOCK. Since the Trust contains common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by, the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

      Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and

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Inclination  of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     THE TECHNOLOGY AND SCIENCE INDUSTRIES. Companies in the rapidly changing fields of science and technology face special risks. For example, their products or services may not prove commercially successful or may become obsolete quickly. The value of the Trust's Units may be susceptible to factors affecting the technology, technology-related and science industries and to greater risk and market fluctuation than an investment in a trust that invests in a broader range of portfolio securities not concentrated in any particular industry. As such, the Trust may not be an appropriate investment for individuals who are not long-term investors and who, as their primary objective, require safety of principal or stable income from their investments. The technology, technology-related and science industries may be subject to greater governmental regulation than many other industries and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these industries. Additionally, companies in these industries may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve.

      SMALL CAPITALIZATION STOCK. Investing in small capitalization stocks may involve greater risk than investing in medium and large capitalization stocks, since they can be subject to more abrupt or erratic movements. Small market capitalization companies ("Small-Cap Companies") are those with market capitalizations of $750 million or less at the time of the Trust's investment. Many Small-Cap Companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies will not have been in existence long enough to experience economic cycles or to know whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect particular industries or markets or the economy generally.

      PORTFOLIO CONSULTANT. Investors should be aware that an affiliate of the Portfolio Consultant is an investment adviser for a private investment partnership, which is currently its only advisory client, that may have similar or different investment objectives than the Trust. Some of the Securities in the Trust may also be owned by this other client of the Portfolio Consultant's affiliate. However, because this client has a "managed" portfolio and may have differing investment objectives, the Portfolio Consultant may sell certain Securities for this account in instances where a sale of the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In addition, affiliates of the Portfolio Consultant are the publishers of two investment information publications. The companies whose Securities are included in the Portfolio may be profiled or otherwise reviewed in those publications which are published by the affiliates of the Portfolio Consultant. These publications may cause buying or selling activity in these Securities for various reasons which may impact the prices of the Securities. Further, a Security may be removed from the AFGC list but remain in the Trust's Portfolio. These publications may recommend or cause selling activity regarding certain Securities in instances where a sale by the Trust would be impermissible. (See "Trust Administration--The Portfolio Consultant".)

      LIQUIDITY. The Trust may purchase securities that are not registered ("Restricted Securities") under the Securities Act, but can be offered and sold to "qualified institutional buyers" under Rule 144A under the Securities Act. Since it is not possible to predict with assurance exactly how this market for Restricted Securities sold and offered under Rule 144A will develop, the Sponsor will carefully monitor the Trust's investments in these securities, focusing on such factors, among others, as valuation, liquidity and availability of information. This investment could have the effect of increasing the level

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of illiquidity in the Trust to the extent that qualified  institutional  buyers become for a time uninterested in purchasing these Restricted Securities. See "Description of Portfolio" for the percentage of Restricted Securities held in the Trust portfolio.

      The principal trading market for certain other Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the Trust portfolio or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor.

      LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

     GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust's objective will be achieved.

                                PUBLIC OFFERING

      OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: if the Securities are listed on a national securities exchange or on the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation generally shall be based on the closing purchase price in the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation) or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.

      VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the number of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The amount of the volume discount and the approximate reduced sales charge on the Public Offering Price applicable to such purchases are as follows:




           NUMBER OF UNITS               APPROXIMATE REDUCED SALES CHARGE
           ---------------               --------------------------------

      10,000 but less than 25,000                   2.45%
      25,000 but less than 50,000                   2.20%
      50,000 but less than 100,000                  2.00%
      100,000 or more                               1.75%


      These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

      Employees (and their immediate families) of Reich & Tang Distributors L.P. (and its affiliates), the Portfolio Consultant, and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding at no sales charge. Such arrangements result in less selling effort and selling

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expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

      Investors in any open-end management investment company or unit investment trust that have purchased their investment within a twelve month period prior to the date of this Prospectus can purchase Units of the Trust in an amount not greater in value than the amount of said investment made during this twelve month period at a reduced sales charge of 1.95% of the public offering price.

      Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.


      DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsor may extend the initial offering period for successive thirty day periods. Certain banks and thrifts will make Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.


      The Sponsor intends to qualify the Units for sale in substantially all States through dealers who are members of the National Association of Securities Dealers, Inc. Units may be sold to dealers at prices which represent a concession of up to 2% per Unit, subject to the Sponsor's right to change the dealers' concession from time to time. In addition, for transactions of at least 100,000 Units or more, the Sponsor intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. Units may be purchased by the Portfolio Consultant at aggregate value. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor reserves the right to change the discounts from time to time.

      Broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts or under which the Sponsor will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of their own assets and not out of the assets of the Trust. These programs will not change the price Certificateholders pay for their Units or the amount that the Trust will receive from the Units sold.

      SPONSOR'S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to 2.95% of the Public Offering Price per 100 Units (equivalent to 3.04% of the net amount invested in the Securities). Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust (See "Portfolio"). The Sponsor may realize profits

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or sustain losses with respect to Securities  deposited in the Trust which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities deposited in the Trust may have been acquired through the Sponsor. The Sponsor does not make a primary over-the-counter market in any of the Securities in the Trust portfolio.

      During  the  initial   offering  period  and  thereafter  to  the  extent
additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

      Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

      In maintaining a market for the Units (see "Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                          RIGHTS OF CERTIFICATEHOLDERS

      CERTIFICATES. Ownership of Units of the Trust is evidenced by registered Certificates executed by the Trustee and the Sponsor. Certificates may be issued in denominations of one hundred or more Units. Certificates are transferable by presentation and surrender to the Trustee properly endorsed and/or accompanied by a written instrument or instruments of transfer. Although no such charge is presently made or contemplated, the Trustee may require a Certificateholder to pay $2.00 for each Certificate reissued or transferred and any governmental charge that may be imposed in connection with each such transfer or interchange. Mutilated, destroyed, stolen or lost Certificates will be replaced upon delivery of satisfactory indemnity and payment of expenses incurred.

      DISTRIBUTIONS. Dividends and interest received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust. It is not expected that there will be distribution of dividends paid with respect to Units of the Trust. A quarterly dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account until the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

      Distributions, if any, to each Certificateholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Certificateholder's pro rata share of the income credited to the Income Account, less expenses. Distributions, if any, from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Certificateholders of the Trust on or shortly after the next Quarterly Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the second succeeding Quarterly Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution, if any, on the second Quarterly Distribution Date after such purchase.

      As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

      RECORDS. The Trustee shall furnish Certificateholders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish

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to each person who at any time during the calendar year was a Certificateholder of record, a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Certificateholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

      The Trustee shall keep available for inspection by Certificateholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Certificateholders, Certificates issued or held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                   TAX STATUS

      The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Certificateholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

      In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof (the "Prospectus") and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the Opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

           1. The Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Certificateholders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Certificateholders in the manner set forth below.

           2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Certificateholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Certificateholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

           3. During the 90-day period subsequent to the initial issuance date, the Sponsor reserves the right to deposit Additional Securities that are substantially similar to those establishing the Trust. This retained right falls within the guidelines promulgated by the Internal Revenue Service ("IRS") and should not affect the taxable status of the Trust.

      A  taxable   event   will   generally   occur   with   respect   to  each
Certificateholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Certificateholder. The price a Certificateholder pays for his Units, including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Certificateholder purchases his Units) in order to determine his initial cost for his pro rata portion of each Security held by the Trust.

      For Federal income tax purposes, a Certificateholder's pro rata portion of dividends paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" as defined by Section 316 of the Code. A Certificateholder's pro rata portion of dividends paid on such Security that exceed

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such  current  and  accumulated  earnings  and  profits  will  first  reduce  a
Certificateholder's tax basis in such Security, and to the extent that such dividends exceed a Certificateholder's tax basis in such Security will generally be treated as capital gain.

      A Certificateholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Certificateholder has held his Units for more than one year. Long-term capital gains are generally taxed at the same rates applicable to ordinary income, although individuals who realize long-term capital gains may be subject to a reduced tax rate on such gains, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Certificateholders may realize gains from the sale, exchange or redemption of the Units or Securities.

      A Certificateholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Certificateholder has held his Units for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses recognized by non-corporate Certificateholders may be deducted against ordinary income.

      Under Section 67 of the Code and the accompanying Regulations, a Certificateholder who itemizes his deductions may also deduct his pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Certificateholder's other miscellaneous deductions, exceed 2% of his adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

      After the end of each calendar year, the Trustee will furnish to each Certificateholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Certificateholder and to the Internal Revenue Service.

      A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Certificateholder's pro rata portion of dividends that are taxable as ordinary income to Certificateholders which are received by the Trust from a domestic corporation under Section 243 of the Code or from a qualifying foreign corporation under Section 245 of the Code (to the extent the dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Certificateholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Accordingly, corporate Certificateholders should consult their tax adviser in this regard.

      As discussed in the section "Termination," each Certificateholder may have three options in receiving his termination distributions, which are (i) to receive his pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of his pro rata share of the underlying Securities, or (iii) to invest the amount of cash he would receive upon the liquidation of his pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered). There are special tax consequences should a Certificateholder choose option (i), the exchange of the Certificateholder's Units for a pro rata portion of each of the Securities held by the Trust plus cash. Treasury Regulations provide that gain or loss is recognized when there is a conversion of property into property that is materially different in kind or extent. In this instance, the Certificateholder may be considered the owner of an undivided interest in all of the Trust's assets. By accepting the proportionate number of Securities of the Trust, in partial exchange for his Unit, the Certificateholder should be treated as merely exchanging his undivided pro rata ownership of Securities held by the Trust into sole ownership of a proportionate share of Securities. As such, there should be no material difference in the Certificateholder's ownership, and therefore the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that would qualify for nonrecognition treatment to the extent the Certificateholder is exchanging his undivided interest in all of the Trust's Securities for his proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Certificateholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust, and investors are urged to consult their tax advisers in this regard.

      Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income

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from a trade or business  regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to
such   tax-exempt   entity  unless  the  acquisition  of  the  Unit  itself  is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

      Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit-sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets".

      Prospective tax-exempt investors are urged to consult their own tax advisers prior to investing in the Trust.

                                   LIQUIDITY

      SPONSOR REPURCHASE. Certificateholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsor may discontinue repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which Certificates representing Units are physically received in proper form, i.e., properly endorsed, by Reich & Tang Distributors L.P., 600 Fifth Avenue, New York, New York 10020. Units received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Certificateholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

      Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a 2.95% sales charge (or 3.04% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

      The Sponsor may, under certain circumstances, as a service to Certificateholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three business days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Certificateholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

      TRUSTEE REDEMPTION. At any time prior to the termination of the Trust (approximately one year from the Date of Deposit), Units may also be tendered to the Trustee for redemption at its unit investment trust office at 770 Broadway, New York, New York 10003, upon proper delivery of Certificates representing such Units and payment of any relevant tax. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

      Certificates representing Units to be redeemed must be delivered to the Trustee and must be properly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in the case of lost, stolen or mutilated Certificates). Thus, redemptions of Units cannot be effected until Certificates representing such Units have been delivered by the person seeking redemption. (See "Certificates.") Certificateholders must sign exactly as their names appear on the faces of their Certificates. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

      Within three business days following a tender for redemption, the Certificateholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary

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of Essential Information" in Part A on the date of tender. The "date of tender"
is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

      A Certificateholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Stock. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.

      The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Certificateholders of record as of the business day prior to the evaluation being made. The Trustee may determine the value of the Securities in the Trust in the following manner: if the Securities are listed on a national securities exchange or the NASDAQ national market system, this evaluation is generally based on the closing sale prices on that exchange or that system (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the closing purchase price in the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

      Any Certificateholder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Certificateholder's bank or broker-dealer at The Depository Trust Company. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Certificateholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Certificateholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Certificateholder, the Trustee may sell Securities in the manner described above.

      The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Certificateholder at prices which will return to the Certificateholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Certificateholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

      The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.


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      A Certificateholder  who wishes to dispose of his Units should inquire of his bank or broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

                              TRUST ADMINISTRATION

      PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected;
(4) determination of the Sponsor that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Certificateholders.

      In addition, the Trust Agreement provides as follows:

           (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

           (b) It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Depositor directs that it be retained.

           (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, which shall be retained, shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

           (d) The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

      TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Certificateholders:
(1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Certificateholders.

   The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of the holders of Certificates evidencing 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Certificateholders; provided that no such amendment or waiver shall reduce any Certificateholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Certificates. The Trust Agreement may not be amended, without the consent of the holders of all Certificates in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance

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with the provisions of the Trust  Agreement.  The Trustee shall promptly notify
Certificateholders, in writing, of the substance of any such amendment.

      TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of the holders of Certificates representing 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. The Sponsor may receive brokerage commissions from the Trust in connection with such sales in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Certificateholders. Such notice will provide Certificateholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee prior to the commencement of the Liquidation Period by returning a properly completed election request (to be supplied to Certificateholders at least 20 days prior to such date) (see Part A--"Summary of Essential Information" for the date of the commencement of the Liquidation Period):

           1. A Certificateholder who owns at least 2,500 units and whose interest in the Trust would entitle him to receive at least one share of each underlying Security will have his Units redeemed on commencement of the Liquidation Period by distribution of the Certificateholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Certificateholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Certificateholders should consult their own tax adviser in this regard;

           2. to receive in cash such Certificateholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities over a period not to exceed 60 days immediately following the commencement of the Liquidation Period. The Certificateholder's pro rata share of its net assets of the Trust will be distributed to such Certificateholder within three business days of the settlement of the trade of the last Security to be sold; and/or

           3. to invest such Certificateholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities over a period not to exceed 60 days immediately following the commencement of the Liquidation Period, in units of a subsequent series of Equity Trust (the "New Series") provided one is offered. The Units of a New Series will be purchased by the Certificateholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales load upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Certificateholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Certificateholder of units of a New Series such Certificateholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Certificateholder from recognizing taxable gain or loss (except in the case of a loss, if the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Certificateholders should consult their own tax advisers in this regard.

      Certificateholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

      The Sponsor has agreed to effect the sales of underlying securities for the Trustee in the case of the second and third options over a period not to exceed 60 days immediately following the commencement of the Liquidation Period free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, on each business day during the 60 day period at least a number of shares of each Security which then remains in the portfolio based on the number of shares of each issue in the portfolio) multiplied by a

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fraction  the  numerator  of which is one and the  denominator  of which is the number of days remaining in the 60 day sales period. The Redemption Price Per Unit upon the settlement of the last sale of Securities during the 60 day period will be distributed to Certificateholders in redemption of such Certificateholders' interest in the Trust.

      Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the 60 day period immediately following the commencement of the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities over a 60 day period as described above is in the best interest of a Certificateholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than 60 days if, in the Sponsor's judgment, such sales are in the best interest of Certificateholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Certificateholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

      It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the Liquidation Period, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. On each of the following two days, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the Liquidation Period, without any price restrictions.

      The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Certificateholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Certificateholders before the commencement of the Liquidation Period. All Certificateholders will then elect either option 1, if eligible, or option 2.

      By electing to reinvest in the New Series, the Certificateholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving
Certificateholders a yearly opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Certificateholder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

      THE SPONSOR. The Sponsor, Reich & Tang Distributors L.P. (successor to the Unit Investment Trust Division of Bear, Stearns & Co. Inc.), a Delaware limited partnership, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. Reich & Tang Asset Management L.P. ("RTAM L.P."), a registered investment adviser having its principal place of business at 399 Boylston Street, Boston, MA 02116, is the 99% limited partner of the Sponsor. RTAM L.P. is 99.5% owned by New England Investment Companies, L.P. ("NEIC L.P.") and Reich & Tang Asset Management, Inc., a wholly owned subsidiary of NEIC L.P., owns the remaining .5% interest of RTAM L.P. and is its general partner. NEIC L.P.'s general partner is New England Investment Companies, Inc. ("NEIC"), a holding company offering a broad array of investment styles across a wide range of asset categories through ten investment advisory/management affiliates and two distribution affiliates. These affiliates in the aggregate are investment advisors or managers to over 57 registered investment companies. Reich & Tang is successor Sponsor to Bear Stearns for numerous series of unit investment trusts, including New York Municipal Trust, Series 1 (and Subsequent Series), Municipal Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured

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



Municipal Securities Trust, Series 1 (and Subsequent Series) and 5th Discount Series (and Subsequent Series) and Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series).


      On August 30, 1996, New England Mutual Life Insurance Company ("The New England") and Metropolitan Life Insurance Company ("MetLife") merged, with MetLife being the continuing company. RTAM L.P. remains a wholly-owned subsidiary of NEIC L.P. but RTAM Inc., its sole general partner, is now an indirect subsidiary of MetLife. Also, MetLife New England Holdings, Inc., a wholly-owned subsidiary of MetLife, owns 55% of the outstanding limited partnership interest of NEIC L.P. MetLife is a mutual life insurance company with assets of $142.2 billion at March 31, 1996. It is the second largest life insurance company in the United States in terms of total assets. MetLife provides a wide range of insurance and investment products and services to individuals and groups and is the leader among United States life insurance companies in terms of total life insurance in force, which exceeded $1.2 trillion at March 31, 1996 for MetLife and its insurance affiliates. MetLife and its affiliates provide insurance or other financial services to approximately 36 million people worldwide.


      The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Certificateholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

      The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor; (b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.


      THE TRUSTEE. The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at 770 Broadway, New York, New York 10003. The customer service number will not change. The Trustee is subject to supervision by the Superintendant of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.


      The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Certificates in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

      For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Certificateholders."

      The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Certificateholders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Certificateholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

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



      Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

      THE PORTFOLIO CONSULTANT. The Portfolio Consultant is I.I. Strategic Consultants, Inc., a Delaware corporation, with offices at 333 Seventh Avenue, New York, New York 10001. The Portfolio Consultant is a wholly-owned subsidiary of Individual Investor Group Inc., a publicly-traded New York corporation which is publisher of Individual Investor Magazine and Individual Investor Special Situations Report.

      The Portfolio Consultant is not a Sponsor of the Trust. The Portfolio Consultant has been retained by the Sponsor, at its expense, to utilize its equity expertise in selecting the Securities deposited in the Trust. The Portfolio Consultant's only responsibility with respect to the Trust, in addition to its role in Portfolio selection, is to monitor the Securities of the Portfolio and make recommendations to the Sponsor regarding the disposition of the Securities held by the Trust. The responsibility of monitoring the Securities of the Portfolio means that if the Portfolio Consultant's views materially change regarding the appropriateness of an investment in any Security then held in the Trust based upon the investment objectives, guidelines, terms, parameters, policies and restrictions supplied to the Portfolio Consultant by the Sponsor, the Portfolio Consultant will notify the Sponsor of such change to the extent consistent with applicable legal requirements. The Sponsor is not obligated to adhere to the recommendations of the Portfolio Consultant regarding the disposition of Securities. The Sponsor has the sole authority to direct the Trust to dispose of Securities under the Trust Agreement. The Portfolio Consultant has no other responsibilities or obligations to the Trust or the Certificateholders.

      The Portfolio Consultant may resign or may be removed by the Sponsor at any time on sixty days' prior notice. The Sponsor shall use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Portfolio Consultant. If upon resignation of the Portfolio Consultant no successor has accepted appointment within sixty days after notice of resignation, the Sponsor has agreed to perform this function.

      EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsor and the Certificateholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Certificateholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Certificateholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                           TRUST EXPENSES AND CHARGES

      All or a portion of the expenses incurred in creating and establishing the Trust, including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses, will be paid by the Trust and amortized over the life of the Trust. Offering costs, including the costs of registering securities with the Securities and Exchange Commission and the states, will be amortized over the term of the initial offering period, which may be between 30 and 90 days. All advertising and selling expenses, as well as any organizational expenses not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.

      The Sponsor will receive for portfolio supervisory services to the Trust an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsor's fee may exceed the actual cost of providing portfolio supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Equity Securities Trust in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Portfolio Supervision.")

      The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Certificateholders."

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      The  Trustee's  fees  applicable to a Trust are payable as of each Record
Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both fees may be increased without approval of the Certificateholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

      The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Certificateholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

      The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds $.50 Cents per 100 Units. Certificateholders covered by the audit during the year may receive a copy of the audited financials upon request.

                    EXCHANGE PRIVILEGE AND CONVERSION OFFER

      EXCHANGE PRIVILEGE. Certificateholders will be able to elect to exchange any or all of their Units of this Trust for Units of one or more of any available series of Equity Securities Trust, Insured Municipal Securities Trust, Municipal Securities Trust, New York Municipal Trust or Mortgage Securities Trust (the "Exchange Trusts") at a reduced sales charge as set forth below. Under the Exchange Privilege, the Sponsor's repurchase price during the initial offering period of the Units being surrendered will be based on the market value of the Securities in the Trust portfolio or on the aggregate offer price of the Bonds in the other Trust Portfolios; and, after the initial offering period has been completed, will be based on the aggregate bid price of the Bonds in the particular Trust portfolio. Units in an Exchange Trust then will be sold to the Certificateholder at a price based on the aggregate offer price of the Bonds in the Exchange Trust portfolio (or for units of Equity Securities Trust, based on the market value of the underlying securities in the Trust portfolio) during the initial public offering period of the Exchange Trust; and after the initial public offering period has been completed, based on the aggregate bid price of the Bonds in the Exchange Trust Portfolio if its initial offering has been completed plus accrued interest (or for units of Equity Securities Trust, based on the market value of the underlying securities in the Trust portfolio) and a reduced sales charge as set forth below.

      Except for Certificateholders who wish to exercise the Exchange Privilege within the first five months of their purchase of Units of the Trust, the sales charge applicable to the purchase of units of an Exchange Trust shall be approximately 1.5% of the price of each Exchange Trust unit (or 1,000 Units for the Mortgage Securities Trust or 100 Units for the Equity Securities Trust). For Certificateholders who wish to exercise the Exchange Privilege within the first five months of their purchase of Units of the Trust, the sales charge applicable to the purchase of units of an Exchange Trust shall be the greater of (i) approximately 1.5% of the price of each Exchange Trust unit (or 1,000 Units for the Mortgage Securities Trust or 100 Units for the Equity Securities Trust), or (ii) an amount which when coupled with the sales charge paid by the Certificateholder upon his original purchase of Units of the Trust at least equals the sales charge applicable in the direct purchase of units of an Exchange Trust. The Exchange Privilege is subject to the following conditions:

           1. The Sponsor must be maintaining a secondary market in both the Units of the Trust held by the Certificateholder and the Units of the available Exchange Trust. While the Sponsor has indicated its intention to maintain a market in the Units of all Trusts sponsored by it, the Sponsor is under no obligation to continue to maintain a secondary market and therefore there is no assurance that the Exchange Privilege will be available to a Certificateholder at any specific time in the future. At the time of the Certificateholder's election to participate in the Exchange Privilege, there also must be Units of the Exchange Trust available for sale, either under the initial primary distribution or in the Sponsor's secondary market.


                                      B-17
C/M  11939.0009 398390.1

           2. Exchanges will be effected in whole units only. Any excess proceeds from the Units surrendered for exchange will be remitted and the selling Certificateholder will not be permitted to advance any new funds in order to complete an exchange. Units of the Mortgage Securities Trust may only be acquired in blocks of 1,000 Units. Units of the Equity Securities Trust may only be acquired in block of 100 Units.

           3. The Sponsor reserves the right to suspend, modify or terminate the Exchange Privilege. The Sponsor will provide Certificateholders of the Trust with 60 days' prior written notice of any termination or material amendment to the Exchange Privilege, provided that, no notice need be given if (i) the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of the exchange, to add one or more series of the Trust eligible for the Exchange
      Privilege or to delete a series which has been terminated from eligibility for the Exchange Privilege, (ii) there is a suspension of the redemption of units of an Exchange Trust under Section 22(e) of the Investment Company Act of 1940, or (iii) an Exchange Trust temporarily delays or ceases the sale of its units because it is unable to invest amounts effectively in accordance with its investment objectives, policies and restrictions. During the 60-day notice period prior to the termination or material amendment of the Exchange Privilege described above, the Sponsor will continue to maintain a secondary market in the units of all Exchange Trusts that could be acquired by the affected Certificateholders. Certificateholders may, during this 60-day period, exercise the Exchange Privilege in accordance with its terms then in effect.  In the  event  the  Exchange  Privilege  is not  available  to a
      Certificateholder at the time he wishes to exercise it, the Certificateholder will immediately be notified and no action will be taken with respect to his Units without further instructions from the Certificateholder.

      To exercise the Exchange Privilege, a Certificateholder should notify the Sponsor of his desire to exercise his Exchange Privilege. If Units of a designated, outstanding series of an Exchange Trust are at the time available for sale and such Units may lawfully be sold in the state in which the Certificateholder is a resident, the Certificateholder will be provided with a current prospectus or prospectuses relating to each Exchange Trust in which he indicates an interest. He may then select the Trust or Trusts into which he desires to invest the proceeds from his sale of Units. The exchange transaction will operate in a manner essentially identical to a secondary market transaction except that units may be purchased at a reduced sales charge.

EXAMPLE: Assume that after the initial public offering has been completed, a Certificateholder has five units of a Trust with a current value of $700 per unit which he has held for more than 5 months and the Certificateholder wishes to exchange the proceeds for units of a secondary market Exchange Trust with a current price of $725 per unit. The proceeds from the Certificateholder's original units will aggregate $3,500. Since only whole units of an Exchange Trust may be purchased under the Exchange Privilege, the Certificateholder would be able to acquire four units (or 4,000 Units of the Mortgage Securities Trust or 400 Units of the Equity Securities Trust) for a total cost of $2,943.50 ($2,900 for units and $43.50 for the sales charge). The remaining $556.50 would be remitted to the Certificateholder in cash. If the Certificateholder acquired the same number of units at the same time in a regular secondary market transaction, the price would have been $3,059.50 ($2,900 for units and $159.50 for the sales charge, assuming a 5 1/2% sales charge times the public offering price).

      THE CONVERSION OFFER. Unit owners of any registered unit investment trust for which there is no active secondary market in the units of such trust (a "Redemption Trust") will be able to elect to redeem such units and apply the proceeds of the redemption to the purchase of available Units of one or more series of Municipal Securities Trust, Insured Municipal Securities Trust, Mortgage Securities Trust, New York Municipal Trust or Equity Securities Trust (the "Conversion Trusts") at the Public Offering Price for units of the Conversion Trust based on a reduced sales charge as set forth below. Under the Conversion Offer, units of the Redemption Trust must be tendered to the trustee of such trust for redemption at the redemption price, which is based upon the market value of the underlying securities in the Trust portfolio or the aggregate bid side evaluation of the underlying bonds in other Trust portfolios and is generally about 1 1/2% to 2% lower than the offering price for such bonds. The purchase price of the units will be based on the aggregate offer price of the underlying bonds in the Conversion Trust portfolio during its initial offering period; or, at a price based on the aggregate bid price of the underlying bonds if the initial public offering of the Conversion Trust has been completed, plus accrued interest and a sales charge as set forth below. If the participant elects to purchase units of the Equity Securities Trust under the Conversion Offer, the purchase price of the units will be based, at all times, on the market value of the underlying securities in the Trust portfolio plus a sales charge.

      Except for Certificateholders who wish to exercise the Conversion Offer within the first five months of their purchase of units of a Redemption Trust, the sales charge applicable to the purchase of Units of the Conversion Trust shall be approximately 1.5% of the price of each Unit (or per 1,000 Units for the Mortgage Securities Trust or 100 Units for the Equity Securities Trust). For Certificateholders who wish to exercise the Conversion Offer within the first five months of

                                      B-18
C/M  11939.0009 398390.1
their purchase of units of Redemption Trust, the sales charge applicable to the purchase of Units of a Conversion Trust shall be the greater of (i) approximately 1.5% of the price of each Unit (or per 1,000 Units for the Mortgage Securities or 100 Units for the Equity Securities Trust) or (ii) an amount which when coupled with the sales charge paid by the Certificateholder upon his original purchase of units of the Redemption Trust at least equals the sales charge applicable in the direct purchase of Units of a Conversion Trust. The Conversion Offer is subject to the following limitations:

           1. The Conversion Offer is limited only to unit owners of any Redemption Trust, defined as a unit investment trust for which there is no active secondary market at the time the Certificateholder elects to participate in the Conversion Offer. At the time of the unit owner's election to participate in the Conversion Offer, there also must be available units of a Conversion Trust, either under a primary distribution or in the Sponsor's secondary market.

           2. Exchanges under the Conversion Offer will be effected in whole units only. Unit owners will not be permitted to advance any new funds in order to complete an exchange under the Conversion Offer. Any excess proceeds from units being redeemed will be returned to the unit owner. Units of the Mortgage Securities Trust may only be acquired in blocks of 1,000 units. Units of the Equity Securities Trust may only be acquired in blocks of 100 Units.

           3. The Sponsor reserves the right to modify, suspend or terminate the Conversion Offer at any time without notice to unit owners of Redemption Trusts. In the event the Conversion Offer is not available to a unit owner at the time he wishes to exercise it, the unit owner will be notified immediately and no action will be taken with respect to his units without further instruction from the unit owner. The Sponsor also reserves the right to raise the sales charge based on actual increases in the Sponsor's costs and expenses in connection with administering the program, up to a maximum sales charge of 2% per unit (or per 1,000 units for the Mortgage Securities Trust or 100 Units for the Equity Securities Trust).

      To exercise the Conversion Offer, a unit owner of a Redemption Trust should notify his retail broker of his desire to redeem his Redemption Trust Units and use the proceeds from the redemption to purchase Units of one or more of the Conversion Trusts. If Units of a designated, outstanding series of a Conversion Trust are at that time available for sale and if such Units may lawfully be sold in the state in which the unit owner is a resident, the unit owner will be provided with a current prospectus or prospectuses relating to each Conversion Trust in which he indicates an interest. He then may select the Trust or Trusts into which he decides to invest the proceeds from the sale of his Units. The transaction will be handled entirely through the unit owner's retail broker. The retail broker must tender the units to the trustee of the Redemption Trust for redemption and then apply the proceeds to the redemption toward the purchase of units of a Conversion Trust at a price based on the aggregate offer or bid side evaluation per Unit of the Conversion Trust, depending on which price is applicable, plus accrued interest and the applicable sales charge. The certificates must be surrendered to the broker at the time the redemption order is placed and the broker must specify to the Sponsor that the purchase of Conversion Trust Units is being made pursuant to the Conversion Offer. The unit owner's broker will be entitled to retain $5 of the applicable sales charge.

EXAMPLE: Assume a unit owner has five units of a Redemption Trust which has held for more than 5 months with a current redemption price of $675 per unit based on the aggregate bid price of the underlying bonds and the unit owner wishes to participate in the Conversion Offer and exchange the proceeds for units of a secondary market Conversion Trust with a current price of $750 per Unit. The proceeds for the unit owner's redemption of units will aggregate $3,375. Since only whole units of a Redemption Trust may be purchased under the Conversion Offer, the unit owner will be able to acquire four units of the Conversion Trust (or 4,000 units of the Mortgage Securities Trust or 400 Units of the Equity Securities Trust) for a total cost of $3,045 ($3,000 for units and $45 for the sale charge). The remaining $330 would be remitted to the unit owner in cash. If the unit owner acquired the same number of Conversion Trust units at the same time in a regular secondary market transaction, the price would have been $3,165 ($3,000 for units and $165 sales charge, assuming a 5 1/2% sales charge times the public offering price).

      TAX CONSEQUENCES. A surrender of Units pursuant to the Exchange Privilege or the Conversion Offer will constitute a "taxable event" to the Certificateholder under the Internal Revenue Code. The Certificateholder will realize a tax gain or loss that will be of a long- or short-term capital or ordinary income nature depending on the length of time the units have been held and other factors. (See "Tax Status".) A Certificateholder's tax basis in the Units acquired pursuant to the Exchange Privilege or Conversion Offer will be equal to the purchase price of such Units. Investors should consult their own tax advisors as to the tax consequences to them of exchanging or redeeming units and participating in the Exchange Privilege or Conversion Offer.


                                      B-19
C/M  11939.0009 398390.1

                                 OTHER MATTERS

      LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.


      INDEPENDENT ACCOUNTANTS. The Statement of Financial Condition, including the Portfolio are included herein in reliance upon the report of Price Waterhouse LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.


                                      B-20
C/M  11939.0009 398390.1

                      [This page intentionally left blank]

                                      B-21
C/M  11939.0009 398390.1






      No person is authorized to give any information or to        ----------------------------------------------------
make any representations not contained in Parts A and B of
this Prospectus; and any information or representation not         ----------------------------------------------------
contained herein must not be relied upon as having been                           INDIVIDUAL INVESTOR'S
authorized by the Trust, the Trustee or the Sponsor. The                        AMERICA'S FASTEST GROWING
Trust is registered as a unit investment trust under the                           COMPANIES(R)TRUST II
Investment Company Act of 1940. Such registration does             ----------------------------------------------------
not imply that the Trust or any of its Units have been
guaranteed, sponsored, recommended or approved by the                            EQUITY SECURITIES TRUST
United States or any state or any agency or officer thereof.                             SERIES 9
                                                                                     SIGNATURE SERIES
                      ------------------                                          INDIVIDUAL INVESTOR'S
                                                                                AMERICA'S FASTEST GROWING
      This  Prospectus  does not  constitute an offer to sell,
or COMPANIES (R) TRUST II a  solicitation  of an offer to buy, securities  in any  state to any person to whom it is not lawful to make such offer in (A UNIT INVESTMENT TRUST) such state.
                                                                                        PROSPECTUS
                       Table of Contents
                                                                                 DATED: OCTOBER 16, 1996
Title                                                     Page

   PART A                                                                                SPONSOR:
Summary of Essential Information...........................A-2
Statement of Condition.....................................A-5                REICH & TANG DISTRIBUTORS L.P.
Portfolio..................................................A-6                       600 Fifth Avenue
Reports of Independent Accountants.........................A-9                   New York, New York 10020
                                                                                       212-830-5400
   PART B
The Trust..................................................B-1
Risk Considerations........................................B-3                    PORTFOLIO CONSULTANT:
Public Offering............................................B-5
Rights of Certificateholders...............................B-7               I.I. STRATEGIC CONSULTANTS, INC.
Tax Status.................................................B-8                      333 Seventh Avenue
Liquidity.................................................B-10                   New York, New York 10001
Trust Administration......................................B-12
Trust Expenses and Charges................................B-16                           TRUSTEE:
Exchange Privilege and Conversion Offer...................B-17
Other Matters.............................................B-20                   THE CHASE MANHATTAN BANK
                                                                                       770 Broadway
                                                                                 New York, New York 10003

      Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities
Act of 1933, and the Investment Company Act of 1940, and to which reference is made.





C/M  11939.0009 398390.1

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

   The employees of Reich & Tang Distributors L.P. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement on Form S-6 comprises the following papers and documents:


     The facing sheet on Form S-6.
     The Cross-Reference Sheet.
     The Prospectus consisting of           pages.
     Undertakings.
     Signatures.


         Written consents of the following persons:
           Battle Fowler LLP (included in Exhibit 3.1)
           Price Waterhouse LLP
           I.I. Strategic Consultants, Inc.

   The following exhibits:
      *99.1.1 -- Reference Trust Agreement including certain amendments to the Trust Indenture and Agreement referred to under Exhibit
                 99.1.1.1 below.
     99.1.1.1 -- Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporate herein by reference).
     99.1.3.4 -- Certificate of Formation and Agreement among Limited
                 Partners, as amended, of Reich & Tang Distributors L.P. (filed as Exhibit 99.1.3.4 to Post-Effective Amendment No. 10 to Form S-6 Registration Statements Nos. 2-98914, 33-00376, 33-00856
                 and 33-01869 of Municipal Securities Trust, Series 28, 39th Discount Series, Series 29 & 40th Discount Series and Series 30 & 41st Discount Series, respectively, on October 31, 1995 and incorporated herein by reference).
       99.1.4 -- Form of Agreement Among Underwriters (filed as Exhibit 1.4 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).

       99.2.1 -- Form of Certificate (filed as Exhibit 99.2.1 to
                 Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).

      *99.3.1 -- Opinion of Battle Fowler LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

       99.6.0 -- Power of Attorney of Reich & Tang Distributors L.P., the Depositor, by its officers and a majority of its Directors (filed as Exhibit 6.0 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference). *99.27 - Financial Data Schedule (for EDGAR filing only).

-----------------
* Filed herewith.

C/M:  11939.0009 412672.1

                          UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES


     The Registrant hereby identifies Equity Securities Trust, Series 7, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

     3)  That it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 16th day of October, 1996.


               EQUITY SECURITIES TRUST, SERIES 9, SIGNATURE SERIES, INDIVIDUAL INVESTOR'S AMERICA'S FASTEST GROWING COMPANIES(R) TRUST II (Registrant)

                                      REICH & TANG DISTRIBUTORS L.P.
                                      (Depositor)
                                      By:  Reich & Tang Asset Management, Inc.

                                      By /s/ PETER J. DEMARCO
                                         ---------------------
                                             Peter J. DeMarco
                                             (Authorized Signator)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Asset Management, Inc., General Partner of Reich & Tang Distributors L.P., the Depositor, in the capacities and on the dates indicated.
     The Registrant hereby identifies Equity Securities Trust, Series 7, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

     3)  That it has complied with Rule 460 under the Securities Act of 1933.



               Name                    Title                                         Date




PETER S. VOSS                 President, Chief Executive Officer
                                and Director
G. NEAL RYLAND                Executive Vice President,
                                Treasurer and Chief
                                Financial Officer
EDWARD N. WADSWORTH           Clerk
RICHARD E. SMITH III          Director                                              October 16, 1996
STEVEN W. DUFF                Director
BERNADETTE N. FINN            Vice President                                        By /s/ Peter J. DeMarco
                                                                                       --------------------
                                                                                       Peter J. DeMarco
                                                                                       Attorney-In Fact*
LORRAINE C. HYSLER            Secretary
RICHARD DE SANCTIS            Vice President and
                                Treasurer



 --------
 * Executed copies of Powers of Attorney were filed as Exhibit 6.0 to Amendment No. 1 to Registration Statement No. 33-62627 on November 16, 1995.

                                      II-2
C/M:  11939.0009 412672.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


     We hereby consent to the use in the Prospectus constituting part of this registration statement on Form S-6 (the "Registration Statement") of our report dated October 16, 1996, relating to the Statement of Financial Condition, including the Portfolio, of Equity Securities Trust, Series 9, Signature Series, Individual Investor's America's Fastest Growing Companies(R) Trust II which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.


PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York
October 16, 1996


                                      II-3
C/M:  11939.0009 412672.1

                        CONSENT OF PORTFOLIO CONSULTANT

The Sponsor, Trustee and Certificateholders
     Equity Securities Trust, Series 9, Signature Series,
     Individual Investor's America's Fastest Growing Companies(R) Trust II

     We hereby consent to the use of the name "Individual Investor" included herein and to the reference to our Firm in the Prospectus.





                                            I.I. STRATEGIC CONSULTANTS, INC.


New York, New York
October 16, 1996


                                      II-4
C/M:  11939.0009 412672.1